DITTYBASE TECHNOLGOIES INC.
INFORMATION CIRCULAR

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON WEDNESDAY, MAY 19, 2010

SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES ON BEHALF OF THE MANAGEMENT OF DITTYBASE TECHNOLOGIES INC. (hereinafter called the "Corporation") for use at the Annual and Special Meeting of Shareholders of the Corporation to be held at National Drapery, 4616 – 99 Street, Edmonton, Alberta, on Wednesday, the 19th day of May, 2010, at the hour of 7:30 p.m. (Edmonton time), and any adjournment or adjournments thereof (hereinafter called the "Meeting") for the purposes set forth in the accompanying Notice of Annual and Special Meeting of Shareholders. The solicitation of proxies will be by mail. Also enclosed is an Instrument of Proxy for use at such meeting. The costs of any such solicitation will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The person named in the enclosed Instrument of Proxy is the President and a Director of the Corporation. A SHAREHOLDER WISHING TO APPOINT SOME OTHER PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE MEETING HAS THE RIGHT TO DO SO, EITHER BY INSERTING SUCH PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE INSTRUMENT OF PROXY OR BY COMPLETING ANOTHER INSTRUMENT OF PROXY. A proxy will not be valid unless the completed Instrument of Proxy is deposited at the office of the Registrar and Transfer Agent of the Corporation, Computershare Trust Company of Canada, Corporate Services, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than twenty-four (24) hours before the time fixed for the Meeting, in default of which the Instrument of Proxy shall not be treated as valid.

A Shareholder who has given a proxy may revoke it by an instrument in writing deposited either at the office of the Registrar and Transfer Agent of the Corporation, Computershare Trust Company of Canada, Corporate Services, 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, at any time up to and including the last business day preceding the day of the Meeting or, if adjourned, any reconvening thereof, or with the Chairman of the Meeting on the day of the Meeting or, if adjourned, any reconvening thereof, or in any other manner provided by law. Where a proxy has been revoked, the Shareholder may personally attend the meeting and vote his shares as if no proxy had been given.

ADVICE TO BENEFICIAL SHAREHOLDERS

Shareholders who do not hold their shares in their own name (referred to as “Beneficial Shareholders”) are advised that only proxies from shareholders of record (being shareholders that do hold their shares registered in their own name) can be recognized and voted at the Meeting.

The shares of Beneficial Shareholders will be held in the name of an intermediary (usually a brokerage firm). Each intermediary has its own procedure for sending material to Beneficial Shareholders and for such Beneficial Shareholders to provide instructions to the intermediaries to vote their shares. Beneficial Shareholders should carefully follow the instructions provided to them by the intermediary that is holding their shares. In addition, Beneficial Shareholders attending the Meeting will not be recognized as shareholders or entitled to vote at the Meeting unless they have been appointed as a proxy holder by the intermediary that is holding their shares. The intermediary’s instructions will advise how to effect that appointment. All references to shareholders in this Information Circular and the accompanying Instrument of Proxy are to shareholders of record, unless specifically stated otherwise.

VOTING OF PROXIES

All shares represented by properly executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the Instrument of Proxy, the shares represented by the proxy will be voted in accordance with such specifications. In the absence of any such specifications, the management designees, if named as proxy, will vote in favour of all the matters set out thereon. The enclosed Instrument of Proxy confers discretionary authority upon the management designees or other persons named as proxy with respect to amendments to or variations of matters identified in the Notice of Annual and Special Meeting of Shareholders and any other matters which may properly come before the Meeting. At the time of printing of this Information Circular, the management of the Corporation knows of no such amendment, variation or other matter.

RECORD DATE

Only Shareholders of the Corporation of record as at the close of business on April 19, 2010 are entitled to receive notice of and to vote at the Meeting unless after that date a Shareholder of record transfers his shares and the transferee, upon producing properly endorsed certificates evidencing such shares or otherwise establishing that he owns such shares, requests at least 10 days prior to the Meeting that the transferee's name be included in the List of Shareholders entitled to vote, in which case such transferee is entitled to vote such shares at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

The holders of the Common shares of record at the Record Date are entitled to vote such shares at the meeting on the basis of one vote for each common share held, the common shares being the only class of shares entitled to vote at the Annual and Special Meeting of Shareholders. Of the Corporation's authorized unlimited number of Common shares, 27,070,865 Common Shares are issued and outstanding as fully paid and non-assessable.

To the knowledge of the directors and senior officers of the Corporation, there are no shareholders beneficially owning, directly or indirectly, equity shares carrying more than 10% of the voting rights of the outstanding equity shares of the Corporation are:

As of the 19th day of April, 2010 the Directors and Senior Officers as a group, owned beneficially, directly or indirectly 5,096,188 common shares of the Corporation representing approximately 18.8% of the currently issued and outstanding common shares of the Corporation.

EXECUTIVE COMPENSATION

A “named executive officer” or “NEO” means, the Chief Executive Officer, Chief Financial Officer and the Company’s three most highly compensated executive officers other than the Chief Executive Officer and the Chief Financial Officer who served as executive officers during the most recently completed financial year and whose total salary and bonus exceeded $150,000, and any other individuals for whom disclosure would have been provided but for the fact that they were not serving as an officer at the end of the most recently completed financial year. The information presented in this section is provided as of December 31 in each year unless otherwise stated.

COMPENSATION DISCUSSION AND ANALYSIS

The Corporation has one NEO, being Tim Daniels, the President, Secretary/Treasurer, Chief Executive Officer and Chief Financial Officer.

The Compensation Committee (the "Committee") is comprised of Tim Daniels, Lance Landiak and Bruce Urquhart. All of the members of the Committee are directors, with Bruce Urquhart independent.

The Committee periodically reviews and makes recommendations respecting the compensation of the Chief Executive Officer, including salaries, bonuses and stock options. The Chief Executive Officer makes recommendations to the Committee regarding compensation for the other Named Executive Officers, and other employees. Upon receiving the recommendations of the Chief Executive Officer, the Committee decides upon compensation for the Named Executive Officers and the employees.

The primary objectives of the Corporation's executive compensation program are to attract, motivate, and retain outstanding individuals and to align their success with that of the shareholders through the achievement of strategic corporate objectives and creation of shareholder value. The level of compensation paid to an executive is based on the executive's overall experience, responsibility and performance. Executive officer compensation is comprised of three elements: base salary, short-term incentive compensation (cash bonuses) and long-term incentive compensation (stock options). The Committee reviews all three components in assessing the compensation of individual executive officers and of the Corporation as a whole. Salaries and bonuses are intended to provide current compensation and a short-term incentive for employees to meet the Corporation's goals, as well as to remain competitive with the industry. Stock options are granted as a long-term incentive and to encourage commitment to the Corporation.

The total compensation for the Corporation's executive officers generally is competitive with the companies of similar size to the Corporation in the same industry.

Each element of the Corporation's executive compensation program is described in more detail below.

Base Salaries
The Committee does try and set base salaries at level that is competitive with companies of similar size in the same industry. The Committee also believes that performance-based compensation plans are an important element in the compensation packages for the Corporation's executive officers, and that long-term equity interests, in the form of stock options, compensate for lower base salaries. This compensation strategy is similar to the strategies of many other companies in the Corporation's peer group.

In setting base compensation levels of individual executive officers, consideration is given to objective factors such as level of responsibility, experience and expertise as well as subjective factors such as leadership. Base salaries paid to executive officers of the Corporation, including the Chief Executive Officer, are competitive with the salaries paid to executive officers for companies of similar size to the Corporation in the same industry. Salaries of executive officers, including that of the Chief Executive Officer, are reviewed annually.

Bonuses
The Corporation has no bonus plan in place and has not paid any bonuses to management or employees.

OPTION BASED AWARDS

During the most recently completed financial year, the Corporation did not grant any options to its named executive officer.

The Corporation has established a Directors, Management and Employees Stock Option Plan (the “Plan”) which sets out certain terms and conditions for the grant of stock options to directors, management and employees of the Corporation. Other than the Plan, no plan or policy has been established with respect to grants of options to named executive officers to purchase common shares of the Company and such grants are made at the discretion of the Board of Directors, subject to compliance with the terms of the Plan.

SUMMARY COMPENSATION TABLE

The following table discloses, for the indicated years ended December 31, total compensation received by the named executive officers:

Name and Principal Position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All Other Compensa tion ($)	Total Compensa tion ($)
					Annual incentive plans	Long term incentive plans
Tim Daniels President, Secretary\Treasurer Chief Executive Officer and Chief Financial Officer	2009	US$ 60,000 (1)	Nil	Nil	Nil	Nil	Nil	Nil	US$ 60,000
	2008	63,960(1)	Nil	Nil	Nil	Nil	Nil	Nil	63,960
	2007	41,928(1)	Nil	Nil	Nil	Nil	Nil	Nil	41,928

1.      Represents accrued but unpaid management fees.

Management Contracts

The Corporation does not have a management agreement with its named executive officer. The annual compensation for the CEO is US$60,000.00.

Long-term Incentive Plan, or “LTIP”, Awards in Most Recently Completed Financial Year

LTIP means a plan providing compensation intended to motivate performance over a period greater than one financial year but does not include options or other rights to acquire shares. The Company currently has no long term incentive plans.

INCENTIVE PLAN AWARDS

Outstanding Share-Based Awards And Options-Based Awards

The Corporation had no outstanding share-based awards or options-based awards as at December 31, 2009.

Incentive Plan Awards - Value Vested Or Earned During The Year

The Corporation had no incentive plan awards vested or earned for NEOs during the year ended December 31, 2009. There were no stock options exercised during the year ended December 31, 2009.

Defined Benefit or Actuarial Plan Disclosure

The Company has no benefit or actuarial plans providing for benefits determined primarily by final compensation and years of service.

Termination of Employment, Change in Responsibilities and Employment Contracts

The Corporation has not entered into any employment or other contracts that provide for compensation upon the termination of employment of a named executive officer. However, the Corporation may have an obligation under statute or common law to compensate a terminated NEO in the event of wrongful dismissal or termination without cause.

COMPENSATION OF DIRECTORS

The Corporation has no arrangements, standard or otherwise, pursuant to which directors are compensated by the Corporation for their services in their capacity as directors, or for committee participation, involvement in special assignments or for services as consultant or expert during the most recently completed financial year.

None of Corporation’s directors have received any manner of compensation for services provided in their capacity as directors during the Corporation’s most recently completed financial year. While directors are eligible to participate in the Corporation’s stock option plan, there are no outstanding stock options granted to or held by directors in their capacity as s

INDEBTEDNESS OF DIRECTORS AND OFFICERS

Other than routine indebtedness, none of the directors or officers of the Corporation have been indebted to the Corporation during the last fiscal year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as otherwise set out elsewhere in this information Circular, there were no material interests, direct or indirect, of directors and officers of the Corporation, present or nominated, any Shareholder who beneficially owns more than 10% of the common shares of the Corporation, or any known associate or affiliate of these persons in any transactions since the commencement of the Corporation's last completed fiscal year and in any proposed transaction which has materially affected or would materially affect the Corporation except as follows:

1.        The Corporation is indebted to certain of its officers for unpaid wages and/or management fees.

MATTERS TO BE ACTED UPON AT MEETING

ELECTION OF DIRECTORS

It is proposed that the following persons will be nominated as directors of the Corporation at the meeting: Tim Daniels, Lance Landiak and Bruce Urquhart. IT IS THE INTENTION OF THE MANAGEMENT DESIGNEE, IF NAMED AS PROXY, TO VOTE FOR THE ELECTION OF SAID PERSONS TO THE BOARD OF DIRECTORS UNLESS OTHERWISE DIRECTED. Each director elected will hold office until the next annual meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Business Corporations Act (Alberta).

The following information relating to the nominees as directors is based partly on the Corporation's records and partly on information received by the Corporation from the said nominees and sets forth the name and municipality of residence of each of the persons proposed to be nominated for election as a director, his principal occupation at present and for the past five years (for nominee directors and directors that have not previously been elected by the shareholders of the Corporation), all other positions and offices in the Corporation held by him, the year in which he was first elected a director, and the approximate number of shares of the Corporation that he has advised the Corporation are beneficially owned by him, directly or indirectly.

Name And Municipality Of Residence	Position Presently Held	Common Shares Beneficially Held	Principal Occupation
Tim Daniels Delray Beach, Florida (Director since July,1999)	President, Secretary- Treasurer, CEO, CFO And Director	990,000	President of the Corporation; President of Erin Ventures Inc. (a mineral exploration company).
Bruce Urquhart Boynton Beach, FL (Director since March, 2000)	Director	200,000	Private businessman; former Director of IBM Europe Telecom business unit.
Lance Landiak Victoria, BC Canada (Director since July, 1999)	Director, Vice- President, Business Development	1,600,000	Vice-President, Business Development

APPOINTMENT OF AUDITORS

The Corporation proposes that Manning Elliott LLP, Chartered Accountants, be reappointed as auditors of the Corporation until the next annual meeting. Manning Elliott LLP were first appointed auditors of the Corporation on July 14, 2009. Attached to this Information Circular is a copy of the “reporting package” filed by the Corporation with respect to the appointment of Manning Elliott LLP as auditors, which reporting package consists of:

1.	Notice of Change of Auditors;
2.	Letter from former auditor; and
3.	Letter from successor auditor.

AUDIT COMMITTEE

The Corporation has an audit committee, which is comprised of Tim Daniels Bruce Urquhart and Lance Landiak. Mr. Daniels is not considered to be “independent”, as such term is defined in Multilateral Instrument 52-110, as he is the President of the Corporation, and Mr. Landiak is not considered to be independent as he is the Vice-President, Business Development of the Corporation. All the members of the audit committee are considered to be “financially literate”, as such term is defined in Multilateral Instrument 52-110. Tim Daniels has a Bachelor of Commerce degree with a major in Finance and has served on the Board of Directors and Audit Committee of other public companies over the past 15 years. Bruce Urquhart has a Bachelor of Science degree and extensive business experience over the past 30 years. He was the Director of IBM’s first business unit in Europe responsible for building IBM’s $500 million telecommunications business and founder and President of several successful private technology firms.

The Corporation has established a charter for its audit committee, a copy of which is attached as a Schedule to this Information Circular.

Audit Fees

The following table sets out the fees billed by the Corporation’s external auditors for the years ended December 31, 2008 and December 31, 2009.

	Year ended Dec 31	Period Ended Dec 31
	2008	2009
Audit fees	$34,500	$57,750
Audit-related fees	Nil	Nil
Tax fees	Nil	Nil
All other fees	Nil	Nil

CORPORATE GOVERNANCE

National Instrument 58-101 requires the Corporation to include in its Management Information Circular disclosure respecting its corporate governance practices. The following information is provided in compliance with that disclosure requirement.

1.        Board of Directors

The Corporation presently has three directors. Tim Daniels is not considered to be independent as he is the President, CEO of the Corporation

2.         Directorships

Tim Daniels is currently also a director of Erin Ventures Inc. None of the other directors of the Corporation are presently directors of any other reporting issuer.

3.        Orientation and Continuing Education

The Corporation does not have a formal process for the orientation of new Board members. Orientation is done on an informal basis. New Board members are provided with such information as is considered necessary to ensure that they are familiar with the Corporation’s business and understand the responsibility of the Board of Directors.

The Corporation does not have a formal program for the continuing education of its directors. The Corporation expects its directors to pursue such continuing education opportunities as may be required to ensure that they maintain the skill and knowledge necessary to fulfill their duties as directors. Members of the Board have the ability to consult with the Corporation’s professional advisors regarding their duties and responsibilities and recent developments relevant to the Corporation and its Board.

4.        Ethical Business Conduct

Although the Corporation has not adopted a formal code of ethics, the directors and management of the Corporation are encouraged to conduct themselves and the business of the Corporation with the utmost honesty and integrity. The directors are also encouraged to consult with the Corporation’s professional advisors with respect to any issues related to ethical business conduct.

5.        Nomination of Directors

The identification of potential candidates for nomination as directors is primarily done by the President of the Corporation, but all directors are encouraged to participate in the identification and recruitment of potential new directors. Potential candidates are primarily identified through referrals by business contacts.

6.        Compensation

The compensation of directors and the CEO is determined by the Board of Directors as a whole. Such compensation is determined after consideration of the relevant factors, including the expected nature and quantity of duties and responsibilities, past performance, comparison with compensation paid by other issuers of comparable size and nature, and the availability of financial resources.

7.        Other Board Committees

The Board does not have any standing committees other than the audit committee.

8.        Assessments

The Board does not have any formal process for assessing the effectiveness of the Board, its committees, or individual directors. Such assessments are done on an informal basis by the President and the Board as a whole.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Shareholders may contact the Company to request copies of the Company’s financial statements and Management Discussion & Analysis as follows:

Dittybase Technologies Inc.
31 Bastion Square, Suite 102
Victoria, B.C.   V8W 1J1

Financial information is provided in the Company’s comparative financial statements and Management Discussion & Analysis for the year ended December 31, 2008.

OTHER BUSINESS

Management is not aware of any other business to come before the Meeting other than as set forth in the Notice of Annual and Special Meeting of Shareholders. If any other business properly comes before the Meeting, it is the intention of the persons named in the Instrument of Proxy to vote the shares represented thereby in accordance with their best judgment on such matter.

CERTIFICATION

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED: April 19, 2010.

(signed) “Tim Daniels”
TIM DANIELS
CHIEF EXECUTIVE OFFICER
CHIEF FINANCIAL OFFICER

DITTYBASE TECHNOLOGIES INC.

AUDIT COMMITTEE CHARTER

GENERAL

The purpose of this document is to establish the terms of reference of the Audit Committee for DITTYBASE TECHNOLOGIES INC. (the “Corporation”).

It is critical that the external audit function, a mechanism key to investor protection, is working effectively and efficiently and that information is being relayed to the Board of Directors in an accurate and timely fashion. The activities of the Audit Committee are fundamental to the process.

STATUTORY REFERENCE

The Board of Directors of The Corporation shall elect annually from members of the Board of Directors, an Audit Committee which shall be composed of not less than three members, a majority of which are not officers or employees of the corporation or any of its affiliates.

Each member of the Audit Committee shall serve during the pleasure of the Board of Directors and in any event, only so long as he or she shall be a Director. The Directors may fill vacancies in the Audit Committee by election from among their number.

The Audit Committee shall have the power to fix its quorum at no less than a majority of its members and to determine its own rules of procedure subject to any regulation imposed by the Board of Directors fro time to time.

The auditors of the Corporation will be entitled to receive notice of every meeting of the Audit Committee and, at the expense of the Corporation, to attend and be heard thereafter, and if so requested by a member of the Audit Committee, shall attend every meeting of the Committee held during the term of the office of the Auditor. The auditor of the Corporation or any member of the Audit Committee may call a meeting of the Committee.

The Audit Committee shall review the financially statements of the Corporation prior to the approval thereof by the Board of Directors and shall have such other powers and duties as may from time to time by resolution be assigned to it by the Board.

PURPOSE

Responsibility for the development and maintenance of the Corporation systems for financial reporting, accounting for transactions and internal controls lies with senior management with oversight responsibilities vesting in the Board of Directors. The Audit Committee is a permanent committee of the Board whose purpose is to assist the Board by dealing with specific issues that may affect financial reporting to the shareholders, accounting and internal controls.

ANNUAL REPORTING

The Audit Committee shall review the annual financial statements, prepared for distribution to the shareholders. The Audit Committee should discuss with management the appropriateness of accounting policies selected by the Corporation, the use and effect of judgment on accounting measurements and the adequacy of accruals and estimate used by management in completing the annual financial statements. Upon satisfactory completion of the review procedure, the Audit Committee will recommend to the Board of Directors that the Board approve the annual financial statements.

The Audit Committee should review other financial information included in the Corporation’s Annual Report to ensure that it is consistent with the Board of Directors knowledge of the affairs of the Corporation and is unbiased and nonselective.

The Audit Committee should review the Annual Information Form and the Management Discussion and Analysis Component of the Annual Report.

The Audit Committee should review planning for, and the results of, the annual external audit, including, but not necessarily limed to, specifically the following:

(a)	The auditor’s engagement letter as agreed between the auditor and financial management of the Corporation.
(b)	The reasonableness of audit fees as agreed between the auditor and corporate management.
(c)	Audit scope, including locations to be visited, area of audit risk, and materiality as it affects audit judgment timetable, deadlines, and coordination with internal audit.
(d)	The audit report to the Corporation shareholders and any other reports prepared by the auditors.
(e)	The informal reporting from the auditors on accounting systems and internal controls, including management’s response.
(f)	Non-audit related services provided by the auditor.
(g)	Assessment of the auditor’s performance.
(h)	Recommendation with respect to the auditor’s appointment or re-appointment.
(i)	Hold in camera meeting with representatives of the auditors to discuss the audit related issues including the quality of accounting personnel.

INTERIM REPORTING

When unaudited interim financial statements are issued, for example, quarterly reports and financial statements required for inclusion in public offering documents, the Chief Financial Officer of the Corporation will provide a copy of the interim financial statement to the Audit Committee and will formally advise the Audit Committee that the interim financial statements have been prepared in accordance with generally accepted accounting principles, consistently applied. The Chief Financial Officer is obliged to draw to the attention of the Audit Committee any other matters relating to such interim financial statement of the Committee should be aware of. Similarly the Auditor has an obligation to advise the Audit Committee of any issues which the Auditor believes merit the Committee’s attention identified during the course of application of auditing procedures relating to any comfort level to be issued by the Auditor.

REPORTING ARRANGEMENTS

The Audit Committee, through the Chairman or Minutes of the Audit Committee’s meetings, should report to the Board of Directors following each meeting of the Audit Committee. The report should review the nature of discussions and the major decisions reached by the Audit Committee. The Audit Committee shall refer to the Audit Committee’s terms of reference as required and propose changes to the Board.

GENERAL

The Audit Committee clearly places the onus of reporting items that may be of concern to the Audit Committee with corporate management and representatives of the Audit firm as the case may be.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of Report (date of earliest event reported): June 24, 2009
Dittybase Technologies Inc.
(Exact name of registrant as specified in its charter)
Alberta, Canada
(State or other jurisdiction of incorporation)

000-51082	20-4955629
(Commission file number)	(IRS Employer Identification Number)

Suite 102, 31 Bastion Square, Victoria, BC Canada V8W 1J1

(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (250) 381-8780
N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2):
[   ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[   ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a -12)

[   ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d -2(b))

[   ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e -4(c))

Item 4.01 Changes in Registrant’s Certifying Accountant.

(a)	Dismissal of Previous Independent Registered Public Accounting Firm.

	i	On June 24, 2009, we dismissed BDO Dunwoody LLP (“BDO”) as our independent registered public accounting firm. The Audit Committee of the Company approved such resignation on June 24, 2009.

	ii	The Company’s Audit Committee participated in and approved the decision to change our independent registered public accounting firm.

iii

BDO’s reports on the financial statements of the Company for the years ended December 31, 2007 and 2006 did not contain an adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles, except for an explanatory paragraph regarding the Company’s ability to continue as a going concern.

iv

In connection with the audit of the financial statements of the Company through June 24, 2009, there were no disagreements on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with BDO’s opinion to the subject matter of the disagreement.

v

In connection with the audited financial statements of the Company for the years ended December 31, 2007 and 2006 there have been no reportable events with the Company as set forth in Item 304(a)(1)(v) of Regulation S- K.

vi

The Company provided BDO with a copy of this Current Report on Form 8-K and requested that BDO furnish it with a letter addressed to the SEC stating whether or not they agree with the above statements. The Company has received the requested letter from BDO and a copy of such letter is filed as Exhibit 16.1 to this Current Report Form 8-K.

(b) Engagement of New Independent Registered Public Accounting Firm.

i

On June 24, 2009, the Audit Committee appointed Manning Elliot LLP (“M-E”) as the Company’s new independent registered public accounting firm. The decision to engage M-E was approved by the Company’s Audit Committee on June 24, 2009.

ii

Prior to June 24, 2009, the Company did not consult with M-E regarding (1) the application of accounting principles to a specified transactions, (2) the type of audit opinion that might be rendered on the Company’s financial statements, (3) written or oral advice was provided that would be an important factor considered by the Company in reaching a decision as to an accounting, auditing or financial reporting issues, or (4) any matter that was the subject of a disagreement between the Company and its predecessor auditor as described in Item 304(a)(1)(iv) or a reportable event as described in Item 304(a)(1)(v) of Regulation S-K.

Item 9.01. Financial Statements and Exhibits.

Exhibit	Exhibit Title

Exhibit 16.1	Letter from BDO Dunwoody LLP, dated June 24, 2009

SIGNATURE

Pursuant to the requirements of the Securities and Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dittybase Technologies Inc.
Registrant

By:	/s/ Tim Daniels
Tim Daniels
President

Dated: June 24, 2009

BDO Dunwoody LLP	600 Cathedral Place
Chartered Accountants and Advisors	925 West Georgia Street
Vancouver, BC V6C 3L2
Telephone: (604) 688-5421
Fax: (604) 688-5132

June 24, 2009

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
U.S.A.

Dear Ladies and Gentlemen;

We are the former independent auditors for Dittybase Technologies Inc. (the “Company”). We have read the Company’s disclosure in the section “Changes in Registrant’s Certifying Accountant” as included in Section 4.01 of the Company’s 8K dated June 24, 2009 and are in agreement with the disclosure in that section, insofar as it pertains to our firm.

Yours very truly,

BDO Dunwoody LLP

JJ/sm

BDO Dunwoody LLP is a Limited Liability Partnership registered in Ontario

June 26, 2009

British Columbia Securities Commission
12th floor, 701 West Georgia Street
PO Box 10142, Pacific Centre
Vancouver, BC V7Y 1L2

Alberta Securities Commission
4th floor, 300-5th Avenue SW
Calgary, AB T2P 3C4

Dear Sirs/Mesdames:

Re: Notice of Change of Auditors – Dittybase Technologies Inc.

We have read the statements made by Dittybase Technologies Inc. (the “Company”) in its Notice of Change of Auditors dated June 24, 2009 (the “Notice of Change”), which has been filed pursuant to Section 4.11 of National Instrument 51-102.

We agree with the statements in the Notice of Change.

Yours truly,

MANNING ELLIOTT LLP